Exhibit 99.4

SIERRA METALS INC.
(the "Corporation")

ABRIDGMENT Certificate

TO:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Autorité des marchés financiers

RE:	Abridging time pursuant to National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") in connection with the Corporation’s annual general meeting of shareholders to be held on June 10, 2022 (the “Meeting”)

The undersigned hereby certifies for and on behalf of the Corporation, and not in his personal capacity (and without personal liability) as follows:

1.	the Corporation has made arrangements to have the proxy-related materials for the Meeting delivered in compliance with the applicable timing requirements in sections 2.9 and 2.12 of NI 54-101;

2.	the Corporation has made arrangements to carry out all of the requirements of NI 54-101 in addition to those described in paragraph 1 above; and

3.	the Corporation is relying on section 2.20 of NI 54-101 in connection with the abridgment of certain of the time periods specified in NI 54-101.

DATED this 18th day of May, 2022.

SIERRA METALS INC.

(signed) “Ed Guimaraes”

Name: Ed Guimaraes Title: Chief Financial Officer